Securities And Exchange Commission
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 6

                         Bank United Financial Corp. - A
                         -------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    06652B103
                                    ---------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |X|   Rule 13d-1 ( b)
      |_|   Rule 13d-1 ( c)
      |_|   Rule 13d-1 ( d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Cusip No. 06652B103                    13G
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1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Westport Asset Management, Inc. - 06-1087640
      Westport Advisers LLC - 06-1497709
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2.    Check the appropriate box if a member of a group*

      (a)   |_|
      (b)   |X|
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3.    SEC Use Only


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4.    Citizenship or Place or Organization

      Connecticut
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 Number of              5.    Sole Voting Power
   Shares
Beneficially                  1,088,700
  Owned By              --------------------------------------------------------
    Each                6.    Shared Voting Power
 Reporting
   Person                     628,525
    With                --------------------------------------------------------
                        7.    Sole Dispositive Power

                              1,088,700
                        --------------------------------------------------------
                        8.    Shared Dispositive Power

                              876,525
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9.    Aggregate Amount Beneficially Owned by each Reporting Person

      1,965,225
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10.   Check Box if the aggregate amount in row (9) excludes certain shares |_|

      ---
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11.   Percent of Class Represented by Amount in Row 9

      6.59%
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12.   Type of Reporting Person*

      IA
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Item 1 (a)              Name of Issuer:

                        Bank United Financial Corp. - A

Item 1 (b):             Address of Issuer's Principal Executive Offices:

                        255 Alhambra Circle
                        Coral Gables, FL  33134

Item 2 (a):             Name of Person Filing:

                        Westport Asset Management, Inc.

Item 2 (b):             Address of Principal Business Office:

                        253 Riverside Avenue
                        Westport, CT  06880

Item 2(c):              Citizenship:

                        Connecticut

Item 2(d):              Title of Class of Securities:

                        Common Stock

Item 2 (e):             CUSIP Number:

                        06652B103

Item 3.                 If this stated is filed pursuant to Rules
                        13d-1(b), or 13d-2(b), check whether the person filing is a:

                        (a)  ( )   Broker or Dealer registered under Section
                                   15 of the Act

                        (b)  ( )   Bank as defined in Section 3(b)(6) of the
                                   Act

                        (c)  ( )   Insurance Company as defined in Section
                                   3(a) (19) of the Act

                        (d)  ( )   Investment Company registered under
                                   Section 8 of the Investment Company Act

                        (e)  (X)   Investment Adviser registered under Section
                                   203 of the Investment Advisors Act of 1940

                        (f)  ( )   Employee Benefit Plan, Pension Fund which
                                   is subject to the Provisions of the Employee
                                   Retire- ment Income Security Act of 1974 or
                                   Endowment Fund; see ss.240.13d-1(b)(1)(ii)
                                   (F)

                        (g)  (X)   Parent Holding Company, in accordance with
                                   ss.240.13d-1(b)(ii)(G) (Note: See Item 7)

                        (h)  ( )   Group in accordance with ss.240.13d-1(b)(1)
                                   (ii)(H)

Item 4.                 Ownership.

                        (a)   Amount Beneficially owned: 1,965,225 shares

                        (b)   Percent of Class: 6.59%

                        (c)   Number of shares as to which such person has:

                              (i)   sole power to vote or to direct the vote:
                                    1,088,700

                              (ii)  shared power to vote or to direct the vote:
                                    628,525

                              (iii) sole power to dispose or to direct the
                                    disposition of: 1,088,700

                              (iv) shared power to dispose or to direct the disposition of: 876,525

Item 5.                 Ownership of Five Percent or Less of a Class

                        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|

Item 6.                 Ownership of More than Five Percent on Behalf of Another
                        Person:

Westport Asset Management, Inc. is deemed to be a beneficial owner for purposes of Rule 13 (d) since it has shared power to make decisions whether to retain, dispose of the securities of many unrelated clients. Westport Asset Management, Inc. does not, however, have an economic interest in the securities of those clients. The clients are actual owners of the securities and have the sole right to receive and the power to direct the receipt of dividends from or proceeds from the sale of such securities. The Reporting Person disclaims beneficial ownership of such shares and disclaims the existence of any group.

Westport Asset Management, Inc. owns 50% of Westport Advisors LLC, which is also an investment adviser registered under Section 203 of the Investment Advisors Act of 1940. With regard to the shares set forth under Item 4. (c ) (ii), Westport Asset Management Inc. and Westport Advisers LLC are deemed to be beneficial owners for purposes of Rule 13 (d) since they both have shared power to make decisions whether to retain or dispose and vote the securities. Westport Advisers LLC serves as investment manager of The Westport Funds, mutual funds which hold such shares in the ordinary course of their business not with the purpose nor with the effect of changing or influencing the control of the issuer.

Item 7. Identification and Classification of the Subsidiary Which acquired the Security Being Reported on By the Parent Holding Company.

Westport Asset Management,Inc. makes this filing pursuant to Rule 13D-1 (b) (ii)
(G) since it owns 50% of Westport Advisers LLC. Westport Asset Management, Inc. is an investment advisor and Westport Advisors LLC is an investment advisor for a Series of Public Mutual Funds.

Item 8.                 Identification and Classification of Members of the
                        Group.

                        N/A

Item 9.                 Notice of Dissolution of Group.

                        N/A

Item 10.                Certification

                        By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                        Disclaimer

                        The undersigned expressly declares that the filing of this Schedule 13G shall not be construed as an admission that such person is, for the purpose of Section 13(d) or 13(g) of the Securities Act of 1934, the beneficial owner of any securities covered by this statement.

                        Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date     February 14, 2005

                                         Westport Asset Management, Inc.


                                         By /s/ Andrew J. Knuth
                                         -------------------------------
                                            Andrew J. Knuth, Chairman